UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

REGEN BIOLOGICS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

75884M104

(CUSIP Number)

Ivy Healthcare Capital II, L.P.

One Paragon Drive

Suite 125

Montvale, New Jersey 07645

Copy to:

Roger Meltzer, Esq.

DLA Piper US LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75884M104

1.	Names of Reporting Persons Russell F. Warren, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 550,000

	8.	Shared Voting Power 16,122,167(1)

	9.	Sole Dispositive Power 550,000

	10.	Shared Dispositive Power 16,122,167(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,672,167(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.5%

14.	Type of Reporting Person (See Instructions) IN

(1) 3,333,333 shares reported of common stock are Series F Stock on an as converted basis, which shares of Series F Stock are attributable to the original principal amount of Convertible Notes on an as converted basis, 4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, 1,428,600 shares reported of common stock are Warrants if exercised on an as converted basis, and 833,334 shares reported of common stock are Warrants to purchase Series F Stock if exercised on an as converted basis, assuming conversion of the Series F Preferred Stock into common stock.

CUSIP No. 75884M104

1.	Names of Reporting Persons Robert W. Pangia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 16,122,167(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 16,122,167(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,122,167(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) IN

(1) 3,333,333 shares reported of common stock are Series F Stock on an as converted basis, which shares of Series F Stock are attributable to the original principal amount of Convertible Notes on an as converted basis, 4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, 1,428,600 shares reported of common stock are Warrants if exercised on an as converted basis, and 833,334 shares reported of common stock are Warrants to purchase Series F Stock if exercised on an as converted basis, assuming conversion of the Series F Stock into common stock.

CUSIP No. 75884M104

1.	Names of Reporting Persons Ivy Healthcare Capital II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 16,122,167(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 16,122,167(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,122,167(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) PN

(1) 3,333,333 shares reported of common stock are Series F Stock on an as converted basis, which shares of Series F Stock are attributable to the original principal amount of Convertible Notes on an as converted basis, 4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, 1,428,600 shares reported of common stock are Warrants if exercised on an as converted basis, and 833,334 shares reported of common stock are Warrants to purchase Series F Stock if exercised on an as converted basis, assuming conversion of the Series F Stock into common stock.

CUSIP No. 75884M104

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed by Ivy Healthcare Capital II, L.P., (“Ivy Healthcare”), and Russell Warren, Jr. (“Warren”) on October 18, 2007 (the “Original Schedule 13D”), as previously amended by Amendments No. 1 and No. 2 thereto (the Original Schedule 13D as so amended, the “Schedule 13D”) relating to its beneficial ownership of the common stock, par value $0.01 (the “Common Stock”) of ReGen Biologics, Inc., (the “Issuer”).  This Amendment No. 3 (i) amends Item 3 of the Schedule 13D as set forth below, (ii) amends Item 4 as set forth below, (iii) amends Item 5 as set forth below, and (iv) amends Item 7 as set forth below.  Unless amended or supplemented by this Amendment No. 3, all information previously reported on the Schedule 13D remains in effect.

Item 1.	Security and Issuer
There is no change to Item 1 of the Original Schedule 13D.

Item 2.	Identity and Background
There is no change to Item 2 of the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On July 24, 2008, Ivy Healthcare purchased from the Issuer, and the Issuer issued to Ivy Healthcare, $500,000 in aggregate principal amount of the Issuer’s 8.00% Unsecured Convertible Notes due 2009 (the “Convertible Notes”).  The original principal amount of the Convertible Notes converts, at the option of the holder, into 33,333.33 shares of the Issuer’s Series F Stock at a conversion price of $15.00 per share of Series F Stock.  Accrued and unpaid interest on the Convertible Notes is also convertible, at the option of the holder, into shares of the Issuer’s Series F Stock at the same conversion price.

On July 24, 2008, ReGen and Ivy Healthcare signed a Warrant Certificate that entitles Ivy Healthcare to purchase up to 8,333.34 fully paid and non-assessable shares of Series F Stock for $1.00 per share, or, after the conversion of the Series F Stock, up to 833,334 fully paid non-assessable shares of Common Stock for a purchase price of $0.01 per share.

The Series F Stock has a right to vote on an as-converted basis.  As a result, upon conversion of the Convertible Notes or the exercise of the Warrant, Ivy Healthcare will have the right to vote as holder of the number of shares of Common Stock issuable from the Series F Stock received.

Ivy Healthcare financed the purchase of the Convertible Notes and the Warrant through the use of working capital.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Convertible Notes and the Warrant for investment purposes.

Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock Of ReGen Biologics, Inc.

CUSIP No. 75884M104

On July 23, 2008, ReGen’s Board of Directors, pursuant to the Certificate of Incorporation (which authorizes 60,000,000 shares of Preferred Stock (“Preferred Stock”)), designated 270,000 shares as Series F Convertible Preferred Stock (“Series F Stock”).  The Board of Directors gave Series F Stockholders priority, with respect to dissolution, liquidation, or winding up rights.  Series F Stockholders rank senior to Common Stock and other classes of capital stock of the Company, or series of Preferred Stock established by the Board, unless the other capital stock or series ranks on a parity with the Series F Stock, or expressly ranks senior (“Senior Securities”).  Further, except with respect to the existing Series A, Series C and Series D Preferred Stock, which rank senior to the Series F Stock, if ReGen seeks to establish another class or series of Senior Securities they must obtain the consent of a majority of the Series F Stockholders.

In the event of liquidation, dissolution or winding up the Board resolved that the Series F Stockholders are entitled to receive $15.00 per share plus any declared but unpaid dividends (which amount is subject to adjustment for stock splits, combinations or similar events involving the Series F Stock).  Unless a class or series of Senior Securities exists, Series F Stockholders and any series ranking on a parity with the Series F Stock, must be paid prior to other security holders.  After the Series F Stockholders and any series ranking on a parity with the Series F Stock have received payment, the remaining assets must be distributed to the other security holders.  If a change of control over ReGen occurs, the Series F Stockholders are entitled to treat such event as a liquidation, and demand ReGen pay the holders the liquidation value.

The Board further resolved that the Series F Stockholders are entitled to vote with the Common Stockholders on an “as converted basis” on any matter submitted to the holders for a vote.  The Series F Stockholders are entitled to vote as a separate class, or together.  If the Series F Stockholders are voting with the Common Stockholders, each Series F Stockholder is entitled to the number of votes equal to the number of shares of Common Stock issuable upon conversion.

A mandatory conversion of each share of Series F Stock to 100 shares of Common Stock must occur (i) if ReGen amends their certificate of incorporation to increase the number of shares of Common Stock sufficient to permit issuance of Common Stock for all of the issued and outstanding Series F Stock; or (ii) upon the effectiveness of a reverse stock split of the Common Stock in which there are sufficient shares to permit the issuance of Common Stock for all of the issued and outstanding Series F Stock.

Subscription Agreement

On July 24, 2008, ReGen and Ivy Healthcare entered into a Subscription Agreement.  Ivy Healthcare subscribed for and agreed to purchase Convertible Notes in an aggregate principal amount of $500,000.00 which accrue interest at an annual rate of 8% (the “Convertible Notes”).  The original principal amount of the Convertible Notes converts, at the option of the holder, into 33,333.33 shares of Series F Stock, par value $0.01 per share at a conversion price of $15.00 per share of Series F Stock or into ReGens Common Stock, par value $0.01 per share at an intital conversion price of $0.15 per share if the Series F Stock has previously converted into Common Stock upon a Mandatory Conversion (as defined in the Certificate of Designations, Preferences and Rights).  Accrued and unpaid interest on the Convertible Notes is also convertible, at the option of the holder, into shares of the Issuer’s Series F Stock at the same conversion price.  The Convertible Notes mature on July 24, 2009.  Principal and accrued interest on the Convertible Notes, if not previously converted, is payable at maturity.

The holders of the Convertible Notes and the Series F Stock have certain terminable preemptive rights to purchase a pro rata share in a subsequent qualified financing by the Company. The conversion rates of the Notes and Series F Stock are subject to the anti-dilution rights of each of the holders.

ReGen Biologics, Inc. Warrant Certificate:

On July 24, 2008, ReGen and Ivy Healthcare signed a Warrant Certificate which certified that Ivy Healthcare is entitled to (i) purchase up to 8,333.34 fully paid and non-assessable shares of Series F Stock for $1.00 per share; or (ii) after the Mandatory Conversion (which means the conversion of the Series F Stock into Common Stock pursuant to the Certificate of Designations, Preferences, and Rights) of the Series F Stock, up to 833,334 fully paid and non-assessable shares of Common Stock for $0.01 per share.  The Warrant is exercisable at any time after the issuance, and until 5:00 p.m. New York time on July 24, 2013.

CUSIP No. 75884M104

In lieu of exercising any portion of the Warrant represented in the Warrant Certificate, Ivy Healthcare may elect to have the Warrant converted into the nearest whole number of shares of Series F Stock, or after the Mandatory Conversion, Common Stock.  The conversion rights provided in this Certificate may be exercised at any time while any Warrants remain outstanding.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of July 24, 2008, Ivy Healthcare and Robert Pangia (“Pangia”) beneficially owned $500,000 in aggregate principal amount of the Convertible Notes (33,333.33 shares of Series F Stock on an as-converted basis, or 3,333,333 shares of Common Stock assuming the conversion of the Series F Stock into Common Stock), 47,619 shares of Series D Stock (4,761,900 shares of Common Stock on an as-converted basis), 5,765,000 shares of Common Stock, and Warrants which, if exercised, would entitle the Reporting Persons to purchase 8,333.34 shares of Series F Stock (833,334 shares of Common Stock on an as-converted basis) and 14,286 shares of Series D Stock (1,428,600 shares of Common Stock on an as-converted basis).  In the aggregate, Ivy Healthcare and Pangia beneficially own 16,122,167 shares of Common Stock on an as converted basis, constituting approximately 14.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 104,243,082 shares of Common Stock outstanding as of July 24, 2008, as set forth in the Subscription Agreement, dated July 24, 2008, by and among the Issuer and the undersigned Investors thereto).  This does not include shares of Common Stock which may be purchased pursuant to the Option Agreement because such Options are not exercisable within the next 60 days and may not become exercisable within the next 60 days.

As of July 24, 2008, Warren beneficially owned $500,000 in aggregate principal amount of the Convertible Notes (33,333.33 shares of Series F Stock on an as-converted basis, or 3,333,333 shares of Common Stock assuming the conversion of the Series F Stock into Common Stock), 47,619 shares of Series D Stock (4,761,900 shares of Common Stock on an as-converted basis), 6,315,000 shares of Common Stock, and Warrants which, if exercised, would entitle the Reporting Persons to purchase 8,333.34 shares of Series F Stock (833,334 shares of Common Stock on an as-converted basis) and 14,286 shares of Series D Stock (1,428,600 shares of Common Stock on an as-converted basis).  In the aggregate, Warren beneficially owns 16,672,167 shares of Common Stock on an as converted basis, constituting approximately 14.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 104,243,082 shares of Common Stock outstanding as of July 24, 2008, as set forth in the Subscription Agreement, dated July 24, 2008, by and among the Issuer and the undersigned Investors thereto).  This does not include shares of Common Stock which may be purchased pursuant to the Option Agreement because such Options are not exercisable within the next 60 days and may not become exercisable within the next 60 days.

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Reporting Persons listed below:

Name	Number of Shares of Common Stock	Convertible Notes on an “as converted basis	Number of Shares of Series D Stock on an “as converted” basis	Warrants, if exercised on an “as converted” basis	Percentage of Outstanding Common Stock

Ivy Healthcare	5,765,000	3,333,333	4,761,900	2,261,934	14.1%
Warren	550,000	—	—	—	0.5%

(c) (d) and (e).  Not Applicable

CUSIP No. 75884M104

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There is no change to Item 6 of the Original Schedule 13D.

Item 7.	Material to be Filed as Exhibits

The following exhibits are filed as part of this statement

Exhibit 99.1                            Certificate of Designations, Preferences, and Rights of Series F Convertible Preferred Stock

Exhibit 99.2                            Subscription Agreement

Exhibit 99.3                            Warrant Certificate

CUSIP No. 75884M104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 31, 2008

IVY HEALTHCARE CAPITAL II, L.P.

	By:	/s/ Robert W. Pangia
Name: Robert W. Pangia
Title: Manager

/s/ Russell F. Warren, Jr.
Russell F. Warren, Jr., Individually

/s/ Robert W. Pangia
Robert W. Pangia, Individually